ORKLA

www.orkla.com
P.O.Box 423 Skøyen, N-0213 Oslo, Norway Tel: +47-2254 4000 E-mail: info@orkla.no

RECEIVED
2008 APR 16 P 1:21
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

TRADE SUBJECT TO NOTIFICATION

On 25 March 2008, in connection with Orkla`s option programme, 25 000 options were exercised at a strike price of NOK 27.00 per share, and 15 000 options were exercised at a strike price of NOK 40.14 per share. In addition 25 000 synthetic options were exercised at a price of NOK 20.51.

A total of 8 142 170 options in Orkla have currently been issued. Moreover, Orkla has an exposure through a cash-settled financial derivative of 1 400 000 underlying shares in the hedge-position related to the remaining 676 500 synthetic options of the cash bonus programme.

Orkla holds 21 987 390 of its own shares.

Orkla ASA,
Oslo, 26 March 2008

08001786

Contact:
Rune Helland, Investor Relations,
Tel.: +47 2254 4411

Lars Røsæg, Orkla Investor Relations.
Tel.: +47 2254 4426

PROCESSED
APR 18 2008
THOMSON
FINANCIAL

4/17

ORKLA
www.orkla.com
P.O.Box 423 Skøyen, N-0213 Oslo, Norway Tel: +47-2254 4000 E-mail: info@orkla.no

Notice of Ordinary General Meeting 2008

Notice of Orkla's Ordinary General Meeting inclusive appendix is enclosed. The Annual General Meeting will be held at Gamle Logen, Grev Wedels plass 2, 0151 Oslo, on Thursday 24 April 2008 at 3.00 p.m.

Printed version (hardback) of the Notice will be sent by post to all shareholders starting Monday 7 April.

Orkla ASA
Oslo, 27 March 2008

Contact:
Rune Helland, SVP Investor Relations,
Tel: +47 2254 4411

ORKLA

www.orkla.com
P.O.Box 423 Skøyen, N-0213 Oslo, Norway Tel: +47-2254 4000 E-mail: info@orkla.no

Trade subject to notification – Scandinavian Property Development

Orkla ASA has acquired 2 220 100 shares in Scandinavian Property Development. After this transaction Orkla owns 13 266 585 shares in Scandinavian Property Development, which represents 16.58 % of the share capital.

Orkla ASA,
Oslo, 26 March 2008

Contact:
Rune Helland, Orkla Investor Relations, Tel: +47 2254 4411
Lars Røsæg, Orkla Investor Relations, Tel: +47 2254 4426

END